SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 14)(1)

                              TerreStar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    619908304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,909,389

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,909,389

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,909,389

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,909,389

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,909,389

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,909,389

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     29,909,389

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     29,909,389

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,909,389

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,011,640

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,011,640

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,011,640

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,011,640

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,011,640

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,011,640

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,011,640

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,011,640

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,011,640

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     40,921,029

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     40,921,029

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,921,029

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.6%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     40,921,029

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     40,921,029

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,921,029

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     40,921,029

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     40,921,029

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,921,029

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     40,921,029

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     40,921,029

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,921,029

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.6%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 619908304
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 13, FILED ON SEPTEMBER 19, 2007.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 13, FILED ON SEPTEMBER 19, 2007.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof the Master Fund may be deemed to beneficially own 29,909,389 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 29,909,389 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 29,909,389 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 11,011,640 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 11,011,640 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 11,011,640 Shares.

As of the date hereof HMC may be deemed to beneficially own 11,011,640 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 40,921,029 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 40,921,029 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 40,921,029 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired the securities of the Issuer for investment. The Reporting Persons evaluate their investment in the securities on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     On February 5, 2008 and February 7, 2008, the Master Fund and the Special Fund (collectively, the "Harbinger Funds") entered into certain definitive agreements with the Issuer (as more specifically described below) to provide financing to and for the benefit of the Issuer, and to purchase securities of the Issuer.

     The Harbinger Funds entered into a Master Investment Agreement, dated February 5, 2008, among the Issuer, Networks, and the Harbinger Funds (the "Master Investment Agreement"). Under the Master Investment Agreement, the Harbinger Funds will purchase $50,000,000 in principal amount of 6.5% Senior Exchangeable PIK Notes (the "Exchangeable Notes") issued by TerreStar Networks Inc., a majority-owned subsidiary of the Issuer ("Networks") pursuant to an Indenture, dated February 7, 2008 among the Issuer, Networks, other guarantors party thereto and U.S. Bank National Association, as trustee (the "Indenture"). The Exchangeable Notes are guaranteed by TerreStar License Inc. and TerreStar National Services, Inc. and are due on June 15, 2014. Networks has an obligation to repurchase the Exchangeable Notes under certain circumstances, including upon the occurrence of a change of control of Networks or certain other subsidiaries thereof. Subject to Issuer stockholder approval, the principal and any accrued and unpaid interest on the Exchangeable Notes held by the Harbinger Funds will be exchangeable for shares of Series E Junior Participating Preferred Stock of the Issuer (the "Junior Preferred Stock") at an exchange ratio of 7.176. The Junior Preferred Stock is non-voting, participating in dividends and upon liquidation on an as-converted basis with the issued and outstanding Shares and transferable. Subject to certain restrictions, each share of Junior Preferred Stock is convertible into 25 Shares. A full description of the terms of the Junior Preferred Stock is set forth in the Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of the Issuer (the "Certificate of Designations").

     Also under the Master Investment Agreement, the Master Fund will acquire one share of Series D Preferred Stock of the Issuer (the "Series D Stock"). So long as the Harbinger Funds own at least 10% of the outstanding Shares (on a fully-diluted basis), then the Series D Stock provides the Harbinger Funds the right to nominate two persons to the Board of Directors of the Issuer, and consent rights with respect to the following: (i) any sale of 10% or more of the assets of the Issuer or any subsidiary of the Issuer other than the equity interests of SkyTerra Communications, Inc.; (ii) the consummation of any merger, consolidation, recapitalization, liquidation, or dissolution of the Issuer or any subsidiary of the Issuer; (iii) the amendment of the certificate of incorporation, by-laws, or other organizational documents of the Issuer or any subsidiary of the Issuer; (iv) the redemption or repurchase of any equity securities of the Issuer, except for the redemption of any shares of Series A Cumulative Convertible Preferred Stock and the Series B Cumulative Convertible Preferred Stock or pursuant to any compensatory plan or arrangement, in each case solely in accordance with the terms thereof; (v) any material change in the line of business of the Issuer; (vi) the acquisition of any asset or assets in one or more transactions with a value in excess of $5,000,000; (vii) any capital expenditure in excess of $5,000,000 not contemplated by the annual budget of the Issuer which budget was approved by the Board of Directors of the Issuer; (viii) the appointment of any new officers, executives or other key employees of the Issuer; or (ix) any increase in the size of the Board of Directors above eight, except for any increase resulting from the election of additional directors by Series A Cumulative Convertible Preferred Stock and the Series B Cumulative Convertible Preferred Stock in accordance with the terms thereof. If the Harbinger Funds own less than 10% but greater than 5% of the outstanding Shares (on a fully diluted basis), then the Series D Stock provides the Harbinger Funds the right to nominate one person to the Board of Directors of the Issuer, and no consent rights with respect to such transactions. Only the Master Fund or any affiliate thereof may own the Series D Stock. A full description of the terms of the Series D Stock is set forth in the Certificate of Designations.

     Subject to the satisfaction of certain conditions including stockholder and regulatory approval, the Harbinger Funds will acquire additional shares of the Junior Preferred Stock pursuant to the Spectrum Contribution Agreement, dated February 5, 2008, among the Issuer and the Harbinger Funds (the "Spectrum Contribution Agreement"). Under the Spectrum Contribution Agreement, the Harbinger Funds will assign to the Issuer all of the Harbinger Funds' right, title and interest in an option to acquire certain technology assets and will pay an aggregate amount equal to $162,500,000, on behalf of the Issuer to exercise such option, in exchange for 1,200,000 shares of Junior Preferred Stock. In connection with the acquisition of the option, the Harbinger Funds previously have paid $50,000,000 (which is in addition to the amount of $162,500,000 to be paid to exercise the option and acquire the technology).

     Under a Registration Rights Agreement, dated February 5, 2008, the Issuer is required to file shelf registration statements in respect of the Shares issuable upon conversion of the Junior Preferred Stock that is issuable upon exchange of the Exchangeable Notes and that is to be delivered under the Spectrum Contribution Agreement.

     In connection with the foregoing transactions, each of the Issuer and Networks granted the Harbinger Funds a right of first offer under a Right of First Offer Agreement, dated February 5, 2008, among the Harbinger Funds, the Issuer and Networks. Pursuant thereto, the Issuer and/or Networks (as applicable) must first offer to the Harbinger Funds the right to purchase a proportionate amount (based on the Exchangeable Notes held by Harbinger Funds as compared to another holder of the Exchangeable Notes) of any securities of the Issuer or Networks, as applicable, to be issued, sold or otherwise transferred, subject to certain exclusions (including, among other exclusions, securities issued as dividends paid in kind or upon conversion or exchange of convertible or exchangeable securities) prior to offering, selling or transferring such securities to other potential purchasers.

     The Harbinger Funds also entered into a senior secured Purchase Money Credit Agreement in the principal amount of up to $100,000,000, among Networks, U.S. Bank National Association, as collateral agent (the "Collateral Agent"), the Harbinger Funds and EchoStar Corporation, pursuant to which the Harbinger Funds will provide Networks a purchase money loan of up to $50,000,000 for purposes of paying certain satellite construction costs (the "Loan"). Pursuant to a Security Agreement from Networks in favor of the Collateral Agent dated February 5, 2008 (the "Security Agreement"), Networks granted a security interest to the Collateral Agent in certain of Networks' assets financed by the proceeds of the Loan, including, among other things, the satellite and related raw materials, work-in-progress, and finished goods.

     All of the descriptions set forth herein, are qualified in their entirety by reference to copies of the Indenture, the Master Investment Agreement, the Spectrum Contribution Agreement, the Registration Rights Agreement, the Right of First Offer Agreement, the Purchase Money Credit Agreement, the Security Agreement and the Certificate of Designations, copies of which are attached as exhibits hereto.

     The foregoing is intended to supplement the Reporting Persons' response to
Item 4 of Schedule 13D as set forth in Amendment No. 1 to Schedule 13D filed by the Reporting Persons on March 7, 2007 ("Amendment No. 1"). The Reporting Persons continue to reserve all rights reserved in Amendment No. 1, including the right to propose transactions in addition to those described above.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 29,909,389 Shares, constituting 32.8% of the Shares of the Issuer, based upon 91,112,869* Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,909,389 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,909,389 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 29,909,389 Shares, constituting 32.8% of the Shares of the Issuer, based upon 91,112,869* Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,909,389 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,909,389 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 29,909,389 Shares, constituting 32.8% of the Shares of the Issuer, based upon 91,112,869* Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 29,909,389 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 29,909,389 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 11,011,640 Shares, constituting 12.5% of the Shares of the Issuer, based upon 88,146,053* Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,011,640 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,011,640 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 11,011,640 Shares, constituting 12.5% of the Shares of the Issuer, based upon 88,146,053* Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,011,640 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,011,640 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 11,011,640 Shares, constituting 12.5% of the Shares of the Issuer, based upon 88,146,053* Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,011,640 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,011,640 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 40,921,029 Shares, constituting 44.6% of the Shares of the Issuer, based upon 91,832,989* Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 40,921,029 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 40,921,029 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 40,921,029 Shares, constituting 44.6% of the Shares of the Issuer, based upon 91,832,989* Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 40,921,029 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 40,921,029 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 40,921,029 Shares, constituting 44.6% of the Shares of the Issuer, based upon 91,832,989* Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 40,921,029 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 40,921,029 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 40,921,029 Shares, constituting 44.6% of the Shares of the Issuer, based upon 91,832,989* Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 40,921,029 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 40,921,029 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

* The number of outstanding shares is based on the 87,425,933 shares the Company reported outstanding as of November 2, 2007, adjusted for warrants and convertible preferred stock held by the Reporting Persons.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     A description of each of the following documents is set forth in response to Item 4 above:

     (i) the Indenture, dated February 7, 2008 among the Issuer, Networks, other guarantors party thereto and U.S. Bank National Association, as trustee;

     (ii) the Master Investment Agreement, dated February 5, 2008, among the Issuer, Networks, and the Harbinger Funds;

     (iii) the Certificate of Designations of Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of Terrestar Corporation;

     (iv) the Spectrum Contribution Agreement, dated February 5, 2008, among the Issuer and the Harbinger Funds;

     (v) the Registration Rights Agreement, dated February 5, 2008, among EchoStar, the Harbinger Funds and the Issuer;

     (vi) the Right of First Offer Agreement, dated February 5, 2008, among the Harbinger Funds, the Issuer and Networks;

     (vii) the Purchase Money Credit Agreement, dated February 5, 2008, among Networks, Collateral Agent, the Harbinger Funds and EchoStar; and

     (viii) the Security Agreement from Networks in favor of the Collateral Agent, dated February 5, 2008.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     ITEM 7 FROM THE SCHEDULE 13D, AMENDMENT NO. 13, FILED ON SEPTEMBER 19, 2007 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBITS:

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit C: The Indenture, dated February 7, 2008 among the Issuer, Networks, other guarantors party thereto and U.S. Bank National Association, as trustee

Exhibit D: The Master Investment Agreement, dated February 5, 2008, among the
           Issuer, Networks, and the Harbinger Funds

Exhibit E: The Certificate of Designations of Series E Junior Participating
           Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of Terrestar Corporation

Exhibit F: The Spectrum Contribution Agreement, dated February 5, 2008, among the Issuer and the Harbinger Funds

Exhibit G: The Registration Rights Agreement, dated February 5, 2008, among
           EchoStar, the Harbinger Funds and the Issuer

Exhibit H: The Right of First Offer Agreement, dated February 5, 2008, among the
           Harbinger Funds, the Issuer and Networks

Exhibit I: The Purchase Money Credit Agreement, dated February 5, 2008, among
           Networks, Collateral Agent, the Harbinger Funds and EchoStar

Exhibit J: The Security Agreement from Networks in favor of the Collateral
           Agent, dated February 5, 2008

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
---------------------
Philip Falcone


/s/ Raymond J. Harbert
------------------------
Raymond J. Harbert


/s/ Michael D. Luce
---------------------
Michael D. Luce

February 7, 2008

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Amendment No. 14 to Schedule 13D dated February 7, 2008 relating to the Common Stock, $0.01 par value of TerreStar Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC - New York, Inc.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
---------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
---------------------
Michael D. Luce

February 7, 2008

                                                                       Exhibit B

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                             Transactions in Common
                                      Stock

         Date of              Number of Shares             Price of Shares
       Transaction            Purchase/(Sold)

        10/16/07                  409,163                         *

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                             Transactions in Common
                                      Stock

         Date of              Number of Shares             Price of Shares
       Transaction            Purchase/(Sold)

        10/15/07                   79,957                         *

* Shares received in a spin-off. No price was paid for these shares.

SK 03773 0003 853059